UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **May 2, 2003**

CLECO CORPORATION
(Exact name of registrant as specified in its charter)

Louisiana	**1-15759**	**72-1445282**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2030 Donahue Ferry Road	
Pineville, Louisiana	**71360-5226**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(318) 484-7400**

Item 5.   Other Events.

On May 2, 2003, Perryville Energy Partners, a wholly owned subsidiary of Cleco Corporation (the "Company"), signed a letter of intent to sell its 725-megawatt power plant in Perryville, Louisiana to a subsidiary of Entergy Corporation. The sale is contingent upon execution of a definitive purchase agreement, obtaining necessary approvals from state and federal regulators, including the Louisiana Public Service Commission, the Federal Energy Regulatory Commission and the Securities and Exchange Commission, completion of a due diligence review by the Entergy subsidiary, the settlement of various project-related contracts and other customary closing conditions. In addition, an agreement was signed terminating a 20-year tolling agreement for Perryville Energy Partners LLC upon completion of the sale to Entergy. For more information regarding the letter of intent and the proposed sale of the Perryville plant, please refer to the press release attached to this report as Exhibit 99.1 (the "Press Release"), which Press Release, other than the sixth paragraph thereof, is incorporated by reference herein.

Item 7.   Financial Statements and Exhibits.

(c) Exhibits.

The following exhibit is filed herewith:

99.1   Press Release issued May 5, 2003 announcing the signing of the letter of intent to sell the Perryville plant.

Item 9.   Regulation FD Disclosure.

The information in the sixth paragraph of the Press Release is being furnished, not filed, pursuant to Item 9. Accordingly, the information in such paragraph will not be incorporated by reference into any registration statement filed by the Company under the Securities Act of 1933, as amended, unless specifically identified therein as being incorporated therein by reference. The furnishing of the information in this report is not intended to, and does not, constitute a determination or admission by the Company, that the information in this report is material or complete, or that investors should consider this information before making an investment decision with respect to any security of the Company or of any of its subsidiaries, including Cleco Power LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CLECO CORPORATION

Date: May 5, 2003

By: /s/ Kathleen F. Nolen

Kathleen F. Nolen
Treasurer

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99.1	Press Release issued May 5, 2003 announcing the signing of the letter of intent to sell the Perryville plant.

Exhibit 99.1



Cleco Corporation
2030 Donahue Ferry Road
PO Box 5000
Pineville, LA 71361-5000
Tel 318-484-7400

NEWS RELEASE

Investor Contacts:

Cleco Corporation: Analyst Inquiries: Media Contact:
Kathleen F. Nolen   Dresner Companies   Cleco Corporation
(318) 484-7687   Kristine Walczak   Michael Burns
Rodney J. Hamilton   (312) 780-7205   (318) 484-7663
(318) 484-7593

For Immediate Release

Cleco Corp. signs letter of intent to sell Perryville plant

PERRYVILLE, La., May 5, 2003 – Cleco Corp. (NYSE, PCX: CNL) announced today it has signed a letter of intent to sell its 725-megawatt power plant in Perryville, La., to an Entergy subsidiary.

The letter of intent was signed May 2 for Cleco's wholly owned subsidiary, Perryville Energy Partners LLC (PEP), to sell the plant. PEP owns the natural gas-fired plant, which consists of a combined-cycle unit and a simple-cycle unit. PEP was a successful bidder in Entergy's fall 2002 request for proposals to supply power.

"We're pleased by the success of our bid and the progress of talks concerning the sale of our Perryville plant. While there are a number of issues that need to be settled, we believe the transaction can be completed before year-end," Cleco President and CEO David Eppler said.

The sale is contingent upon execution of a definitive purchase agreement, obtaining necessary approvals from state and federal regulators, completion of a due diligence review by Entergy, and the settlement of various project-related contracts. In addition, an agreement was signed terminating a 20-year tolling agreement for PEP upon completion of the sale to Entergy.

"Assuming everything is finalized as expected, we intend to use the proceeds from these transactions to pay down debt at the corporation," Eppler said. "Completion of the sale reinforces our balance sheet, and it will significantly diminish exposure to the less stable wholesale energy business.

"We project the transactions will generate positive cash flow of between $50 million and $60 million and will reduce our projected 2003 earnings by approximately $0.10 per share."

Cleco Corporation is an energy services company headquartered in Pineville, La. It operates a regulated electric utility that serves approximately 260,000 customers across Louisiana. Cleco also operates a wholesale energy business that has approximately 2,100 megawatts of generating capacity. For more information about Cleco, visit www.cleco.com.

Please note: This news release contains forward-looking statements about future results and circumstances with respect to which there are many risks and uncertainties, including the weather and other natural phenomena, state and federal legislative and regulatory initiatives, the timing and extent of changes in commodity prices and interest rates, the operating performance of Cleco Power's and Midstream's facilities, the financial condition of the Company's tolling agreement counterparties, the performance of the tolling agreements by such counterparties, and the other risks and uncertainties more fully described in the Company's latest Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Actual results may differ materially from those indicated in such forward-looking statements.

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